

September 8, 2015

Via E-Mail
Mr. Ryan Ellson
Chief Financial Officer
Gran Tierra Energy Inc.
200, 150 13th Avenue S.W.
Calgary, Alberta
Canada T2R 0V2

>   **Re: Gran Tierra Energy Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed March 2, 2015**
>   **Response Letter dated August 11, 2015**
>   **File No. 001-34018**

Dear Mr. Ellson:

We have reviewed your August 11, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Overview, page 54

1.   The example disclosure regarding proved reserves in your response to prior comment from our letter dated July 21, 2015 indicates that "holding all factors constant, we do not expect any downward adjustment to our consolidated NAR reserve volumes during 2015." Revise the disclosure to clarify, if true, that your analysis held all factors *other than price constant*. If price is used as a variable,

clarify in your discussion how you determined what price to use. Note this comment also applies to the first paragraph of the example disclosure regarding the ceiling test.

2. We note your disclosure regarding the impact to after tax cash flows of a $1 change in benchmark oil prices. Revise this disclosure to quantify the reasonably possible impact, in terms of ceiling test impairment loss, based on current prices.

You may contact Joseph Klinko at (202) 551-3824 or Kimberly L. Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant